JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

24 September 2004

04045191

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

RECEIVED
2004 SEP 30 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Schedule 11 re Mr J Manser - Dated 20 August 2004**
2. **SABMiller Associate Announces Greenfield Brewery Investment in China - Dated 26 August 2004**
3. **Possible offer for Amalgamated Beverage Industries Limited - Dated 2 September 2004 - FOR INFORMATION ONLY**
4. **SABMiller joint-venture acquires Lion Nathan Breweries in China for US$154m - Dated 15 September 2004**
5. **Announcement re Holding in Company - released 20 September 2004**
6. **SABMiller makes recommended offer for all outstanding shares in ABI - released 22 September 2004 - FOR INFORMATION ONLY**
7. **SABMiller plc Trading Update - September 2004 - Dated 23 September 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

9/30

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

John Manser

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares

7. Number of shares / amount of stock acquired

7,500

8. Percentage of issued class

0.001%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary Shares

12. Price per share

666p

13. Date of transaction

19 August 2004

14. Date company informed

19 August 2004

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg Martin, 01483 264 067

25. Name and signature of authorised company official responsible for making this notification

Stephen Shapiro, Assistant Company Secretary

Date of Notification

20 August 2004

SABMiller plc

SABMiller Associate Announces Greenfield Brewery Investment in China

London and Johannesburg, 26 August 2004. China Resources Breweries Limited ('CRB'), an associate of SABMiller plc ('SABMiller') and a subsidiary of China Resources Enterprise, Limited ('CRE'), announces that it will invest US$82.2 million (RMB 682m) in the construction of a new brewery in the city of Dongguan, in the south-east Chinese province of Guangdong. The brewery, which will have an ultimate capacity of approximately 3 million hectolitres at a cost of US$27.4 per hectolitre, will be built to international specifications enabling it to produce premium and draught beer. The brewery is expected to be operational in early 2006, construction is expected to commence in November, and on completion will provide employment for some 450 people.

The Guangdong province, which incorporates the Pearl River Delta, is the most prosperous and economically developed in China with a population of over 79 million and the highest regional GDP. The province accounts for approximately 8% of China's total beer volume and volumes in the province have risen from 6.6 million hectolitres in 1992 to an estimated 19.5 million hectolitres in 2003. Dongguan, together with Guangzhou and Shenzhen, is the largest beer consuming area in the province.

André Parker, SABMiller's Africa & Asia Managing Director, commented:

"This is CRB's first greenfield investment in China and will be achieved at a competitive entry cost of US$27 per hectolitre, comparing favourably with recent acquisition multiples. The cities of Dongguan, Shenzhen and Guangzhou will be important future markets for CRB's Snow brand as well as, potentially, our international premium brands such as Miller Genuine Draft. Additionally, CRE's extensive supermarket chain will also provide good regional distribution synergies. This investment is a continuation of CRB's successful 10 year strategy of increasing its national coverage."

China Resources Breweries is the second largest brewer in China, with a market share of 11% and production capacity of 53 million hectolitres across 33 breweries. In the year to March 2004, CRB reported sales volumes of 25.3 million hectolitres, including 7 million hectolitres of Snow. SABMiller entered the China market in 1994 and is one of few profitable foreign brewers operating in the country.

Ends

About SABMiller plc
SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

About China Resources Breweries Limited
China Resources Breweries Limited was established in 1994 and is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller plc, the third largest brewing group in the world. China Resources Enterprise, Limited has 51% interests in China Resources Breweries Limited while SABMiller plc holds 49% interests. It operates more than 30 breweries in the Chinese Mainland with total sales volume of 2.53 million kilolitres in 2003.

About China Resources Enterprise, Limited
China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is also one of the constituent stocks of the Hang Seng Index in Hong Kong and Hang Seng London Reference Index. The group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, with principal activities being retail, beverage, food processing and distribution, textile and petroleum distribution.

This announcement is available on www.sabmiller.com

For further information:

Contacts:

Sue Clark
Director of Corporate Affairs — Tel: + 44 (0) 20 7659 0184
SABMiller plc — Mob: + 44 (0) 7850 285471

Gary Leibowitz
Vice President, Investor Relations — Tel: +44 (0) 20 7659 0119
SABMiller plc — Mob: +44 (0) 7717 428540

Ciaran Baker
Head of Corporate Communications — Tel: +44 (0) 20 7659 0120
SABMiller plc — Mob: +44 (0) 7979 954493

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMiller plc

Possible offer for Amalgamated Beverage Industries Limited

London and Johannesburg, 2 September 2004. SABMiller plc ('SABMiller') and Amalgamated Beverage Industries Limited ('ABI'), the publicly listed South African Coca-Cola bottler in which SABMiller has a 73.5% holding, have today issued a joint announcement on the JSE Securities Exchange South Africa.

The announcement stated that SABMiller continues to investigate proposals which may lead to it making an offer to acquire all of the ABI shares that it does not already own for a cash consideration of approximately R78.00 per ABI share.

The full text of the announcement is set out below:

> *"In a cautionary announcement dated 21 July 2004, shareholders of ABI were advised that SABMiller was investigating proposals which may lead to it making an offer to acquire all of the ABI shares that it does not already own for a cash consideration of approximately R 78.00 per ABI share.*
>
> *SABMiller continues to investigate these proposals, and therefore shareholders of ABI are advised to continue to exercise caution when dealing in their shares until a further announcement is made."*
>
> *Johannesburg*
>
> *2 September 2004*

Ends

For further information:

SABMiller plc

Ciaran Baker

Head of Corporate Communications Tel: +44 20 7659 0120

Gary Leibowitz

Vice-President Investor Relations Tel. +44 20 7659 0119

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

NEWS RELEASE

SABMiller joint-venture acquires Lion Nathan breweries in China for US$154m

London and Johannesburg, 15 September 2004. SABMiller plc's Chinese joint-venture, China Resources Breweries Limited ('CRB'), announces that it has acquired the Chinese brewing interests of Lion Nathan for an equity value of US$71 million and estimated assumed debt of US$83 million. The acquired business consists of three breweries employing over 1,000 people in the economically developed Yangtze River Delta region (Southern Jiangsu province) close to Shanghai. The breweries have installed capacity of 5.16 million hectolitres with sales volumes of 2.19 million hectolitres forecast for the year ending September 2004. In the six months to March 2004, spanning the low-consumption winter season, Lion Nathan's Chinese business reported an EBITA loss of A$7.0 million on sales of A$22.8 million. Volumes increased by 63 per cent to 0.5 million hectolitres, with organic volumes increasing 54 per cent.

The acquired company's brands include the mainstream beers Taihushui, Linkman and Rheineck which are distributed in the Yangtze River Delta. In this region the company has an estimated market share of 20% and leading positions in and around the cities of Wuxi, Suzhou, Changzhou and Nanjing.

André Parker, Managing Director of SABMiller Africa & Asia commented:
"This acquisition extends CRB's footprint in the strategically important Jiangsu and Shanghai area with combined market volumes of 16 million hectolitres and above average market pricing. The breweries' excellent geographic fit with CRB's existing operations in neighbouring Anhui, Zhejiang and Hubei offers potential synergies in marketing, procurement and logistics. In addition, the business is expected to benefit from improving sales mix within the existing brand portfolio and by the accelerated introduction of Snow. As a result we are confident in CRB's ability to significantly enhance profitability in the short to medium term."

Frank Ning, Chairman of China Resources Enterprise, said:
"Since the beginning of this year, our production capacity has already expanded by about 30% through acquisitions at reasonable cost. This acquisition, being the third this year, is another major step for us to consolidate our leading position in the mainland brewery market and develop a complete national distribution network for Snow. It has provided us not just a portfolio of strong

brands in Jiangsu, where we have not had operations before, but also a platform for our business to grow further in the Yangtze River Delta region."

CRB is a joint-venture with SABMiller's Chinese partner, China Resources Enterprise Limited. The acquisition confirms CRB as the second largest brewer in China, with a market share of 12% and production capacity of 55.8 million hectolitres across 36 breweries. In the year to March 2004, CRB reported sales volumes of 25.8 million hectolitres, including 7 million hectolitres of Snow. SABMiller entered the China market in 1994 and is one of few profitable foreign brewers operating in the country.

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

About China Resources Breweries Limited

China Resources Breweries Limited was established in 1994 and is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller plc, the third largest brewing group in the world. China Resources Enterprise Limited has a 51% interest in China Resources Breweries Limited while SABMiller plc holds a 49% interest. It currently operates 33 breweries in the Chinese Mainland with total sales volume of 25.8 million hectolitres in 2003.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is also one of the constituent stocks of the Hang Seng Index in Hong Kong and Hang Seng London Reference Index. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, with principal activities being retail, beverage, food processing and distribution, textile and petroleum distribution.

This announcement is available on www.sabmiller.com

For further information:

Contacts:

Sue Clark

Director of Corporate Affairs Tel: + 44 (0) 20 7659 0184

SABMiller plc Mob: + 44 (0) 7850 285471

Gary Leibowitz

Vice President, Investor Relations Tel: +44 (0) 20 7659 0119

SABMiller plc Mob: +44 (0) 7717 428540

Nigel Fairbrass

Head of Corporate Communications (Finance) Tel: +44 (0) 20 7659 0105

SABMiller plc Mob: +44 (0) 7799 894265

SABMiller plc

The Company was advised on 17 September 2004, that the Trustee of the SABMiller Employees' Benefit Trust ("the EBT") had that day completed the purchase in the market of 400 000 SABMiller plc ordinary shares at an average price per share of GBP 7.085357. This purchase was made to provide the EBT with greater capacity to meet potential future conditional obligations in respect of restricted shares conditionally awarded under the Company's Performance Share Award Scheme and its Sub Schemes and also to satisfy, upon exercise, stock appreciation rights awarded under the Company's International Employee Stock Appreciation Rights Scheme. Pursuant to this purchase the EBT's shareholding in unvested shares amounts to 3,086,459 ordinary shares.

A.O.C. Tonkinson

Company Secretary

ENDS

NEWS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Ref: 23/04

SABMiller makes recommended offer for all outstanding shares in ABI

The SABMiller group has today submitted a letter to the ABI board of directors indicating a firm intention to make an offer to acquire the entire issued share capital of ABI not already owned by the SABMiller group. The offer, which is subject to certain conditions, is for 91 Rand per ABI share to be paid in cash, amounting to a total consideration of approximately R 3.8 billion (US$585 million).

The board of directors of ABI, other than those members who are also directors or employees of SABMiller, have recommended that shareholders of ABI vote in favour of the offer, which represents a premium of 32.1 per cent to the closing price on the last trading date immediately prior to the first cautionary statement made on 21 July , 2004.

The proposed transaction is consistent with SABMiller's strategy of focusing on its core brewing and beverage businesses, and affords SABMiller the opportunity to simplify and consolidate the holding structure of its South African interests. Subject to legislative and contractual restrictions, the proposed transaction will also afford SABMiller the opportunity to investigate possible areas of synergy with its other South African operations.

The full text of the announcement is available on the JSE Securities Exchange News Service (SENS) and on the SABMiller website, www.sabmiller.com.

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Amalgamated Beverage Industries Limited

Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern Africa region. The company's core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world's leading soft drink brands, including carbonated soft drinks, sports and energy drinks, bottled water and fruit juices. The company was established in 1967 as a result of agreements between the Coca-Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987 and listed on the Johannesburg Securities Exchange in 1989.This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further information:

Contacts:

Sue Clark

Director of Corporate Affairs — Tel: + 44 (0) 20 7659 0184

SABMiller plc — Mob: + 44 (0) 7850 285471

Gary Leibowitz
Vice President, Investor Relations — Tel: +44 (0) 20 7659 0119
SABMiller plc — Mob: +44 (0) 7717 428540

Nigel Fairbrass
Head of Corporate Communications (Finance) — Tel: +44 (0) 20 7659 0105
SABMiller plc — Mob: +44 (0) 7799 894265

NEWS RELEASE

Ref: 24/04

SABMiller plc Trading Update – September 2004

London and Johannesburg, 23 September 2004. Prior to the announcement of its interim results due in November and ahead of the Miller investor presentations on September 27 and 28, SABMiller plc has provided an update to the trading statement made at the Company's AGM on 29 July 2004.

Group financial performance in the five-month period to 31 August 2004 was strong, and eamings growth was recorded in all of our businesses. For the same period, the group's organic lager volume growth was over 4%.

In North America, Miller's US domestic sales to retailers (STRs) increased by 2% for the period to mid September, with growth in the Miller Lite franchise being partially offset by reductions in other brands. Financial performance has benefited from favourable brand mix and price increases.

While beer volumes in Central America remain largely unchanged, volumes of carbonated soft drinks (CSD) were some 5% below prior year, reflecting continuing price-based competition in the market. The business continues to benefit from previous cost rationalisation activities and selective price increases in both beer and CSDs.

Our Europe business produced satisfactory results, with organic lager growth of 3%. In addition to continued volume growth in Russia and Romania, the second quarter's volume trends in the key markets of Poland and Czech are better than in the first quarter, partially offset by weakness in Italy and Hungary.

The Africa and Asia business delivered a pleasing increase in organic lager volume of 9% over the prior year, reflecting growth in China against a comparable period impacted by SARS, and growth in key African markets.

In South Africa, beer volumes have grown by some 4%, with further gains in share of the total liquor market. At ABI, CSD volumes were up by 7% over the prior year. Strong operating performances have been enhanced by favourable currency movements.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2003/04 lager volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Enquiries:		
	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Mob: +44 7717 428540
Mat Dunn	Investor Relations Senior Manager	Tel: +44 20 7659 0194
Nigel Fairbrass	Head of Corporate Communications (Finance)	Tel: +44 20 7659 0105 Mob: +44 7799 894265

This announcement is available on the company website. www.sabmiller.com

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.